Exhibit 99.4

Aeterna Zentaris Modern Slavery Report

Introduction

This report on modern slavery (“Report”) is made pursuant to the Fighting Against Forced Labour and Child Labour in Supply Chains Act (“Act”). This Report is made by Aeterna Zentaris Inc. (“Aeterna”, the “Company” or “we”) for the financial year ended December 31, 2023 (“Reporting Period”). It describes the risks of forced labour and child labour in our operations and supply chains and the steps we have taken to identify, manage and mitigate those risks.

Steps taken during the Reporting Period to prevent and reduce risks of forced labour and child labour

At Aeterna, we have a long-standing commitment to corporate responsibility. This responsibility includes respecting human rights and ensuring that modern slavery, in all of its forms, is not tolerated within our business or supply chain.

In general terms, the Company took the following steps during the Reporting Period to prevent and reduce the risk that forced labour or child labour is used in our business or supply chains:

●	completed a mapping of the first tier of our supply chains;
●	conducted an internal risk assessment of there being any forced labour or child labour in our operations;
●	reviewed our Code of Conduct and Business Ethics (“Code”) to assess against international standards, especially with respect to human rights; and
●	engaged external counsel to provide training and advice in respect of the issues of forced and child labour and the requirements of the Act.

Structure, activities and supply chains

Overview and Activities

Aeterna is a specialty biopharmaceutical company commercializing and developing therapeutics and diagnostic tests. The Company’s lead product, Macrilen® (“macimorelin”), is the first and only U.S. Food and Drug Administration and European Medicines Agency approved oral test indicated for the diagnosis of patients with adult growth hormone deficiency. Macimorelin is currently marketed under the tradename Ghryvelin™ in the European Economic Area and under the tradename “Macimorelin 60 mg granules for oral suspension in sachet” in the United Kingdom through an exclusive licensing agreement with Pharmanovia. The Company’s several other license and commercialization partners have already received or are seeking approval for commercialization of macimorelin in Israel and the Palestinian Authority, the Republic of Korea, Turkey and several non-European Union Balkan countries.

The Company is also dedicated to the development of therapeutic assets and has established a pre-clinical development pipeline to potentially address unmet medical needs across a number of indications, with a focus on rare and/or orphan indications, including, Neuromyelitis Optica Spectrum Disorder, Parkinson’s Disease, Chronic Hypoparathyroidism and Amyotrophic Lateral Sclerosis (commonly known as Lou Gehrig’s Disease).

Corporate Structure

Aeterna is incorporated under the Canada Business Corporations Act. Our common shares are listed for trading on both the Nasdaq Capital Market and the Toronto Stock Exchange under the trading symbol “AEZS”. We have three wholly-owned subsidiaries (direct and indirect): Aeterna Zentaris GmbH (“Aeterna Germany”), which is based in Frankfurt am Main, Germany and incorporated under the laws of Germany; Zentaris IVF GmbH, a direct wholly-owned subsidiary of Aeterna Germany, which is based in Frankfurt am Main, Germany and incorporated under the laws of Germany; and Aeterna Zentaris, Inc., which is based in Charleston, South Carolina, U.S. and incorporated under the laws of the State of Delaware.

As of December 31, 2023, the Company had a total of 21 active employees, three of which were based in Canada, 17 in Germany and one in the U.S.

Supply Chain

The Company’s supply chain operates primarily in the European Economic Area, with a smaller footprint in North America and Asia, and is broadly divided into two categories:

●	Commercial operations – relating to the manufacture and supply of active pharmaceutical ingredients for the Company’s lead product, Macrilen®; and
●	Clinical research and development – relating to the supply of pharmaceutical and other products used in the Company’s clinical DETECT-trial and the Company’s preclinical research on our four pipeline projects.
●	Our top tier suppliers and their manufacturing operations are based in the European Economic Area, namely Italy, France and Germany.

Policies and due diligence processes related to forced labour and child labour

Aeterna is committed to conducting our operations in accordance with the highest degree of integrity and in compliance with all applicable laws in the regions in which we operate.

Code of Conduct and Business Ethics

Our Code, which applies to all employees, contractors, officers and directors of Aeterna and its subsidiaries, sets forth our code of ethics and expectations regarding responsible business conduct. The Code includes a statement on supply chains, which reinforces the Company’s expectation that our vendors, suppliers and customers will obey all laws and regulations in providing and purchasing products from the Company. They are also contractually encouraged to adhere to the spirit of the Code in their operations.

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In addition, our suppliers are required to comply with the terms and conditions of the contracts that they enter into with Aeterna. Such contracts require suppliers to comply with all applicable laws and regulations in their performance of the contracts. The Company’s vendor selection process also includes an assessment of the supplier’s reputation in their industry, the geographic location of their operations and where the supplier sources services and materials from.

Code of Business Conduct and Ethics for Members of the Board of Directors

In addition to our Code, this ancillary code ensures that directors comply, and oversee compliance by employees, officers and other directors, with laws, rules and regulations applicable to the Company and its subsidiaries. Directors are required to promote ethical behaviour by, among other things, encouraging employees to report ethical misconduct. To that end, the Company maintains a Whistleblower Protection Policy which encourages employees to report any misconduct, including ethical concerns, through our free and confidential on-line reporting hotline.

Ongoing monitoring

We are committed to continually enhancing various measures, including the terms outlined in our suppliers’ contracts and our Code to address and mitigate any risks of forced labour or child labour.

Areas of risk for forced labour and child labour

Operations

During the Reporting Period, Aeterna completed an internal risk assessment of forced labour and child labour in our operations and assessed the risk to be low. All of our employees are highly skilled and require specific skill sets for their respective roles. They are based in Canada, the U.S. and Germany and are hired in accordance with group-wide standard policies. As mentioned above, Aeterna has a comprehensive Code that outlines the expected behavior of individuals doing work for the Company.

Supply Chain

While we have a global footprint, the majority of our supply chains are centered in the European Economic Area, Canada and the U.S. The materials purchased by the Company, and its suppliers, include chemical compounds and active pharmaceutical ingredients used in the manufacturing of finished drug products. The Company completed a mapping of the first tier of our supply chain, which enabled us to evaluate critical suppliers, group and prioritize them, identify potential vulnerabilities and assess the controls in place. In assessing risks we considered the geographic location of suppliers, the complexity of the supply chains, especially those relating to areas known for forced or child labour, industry-specific risks linked to human rights and labour practices, the duration of our supply relationships and overall spend.

The Company did not identify any instances of forced labour or child labour and concluded that there is a low risk for human rights violations, including forced and child labour, in our supply chain based on:

●	the geographic location of our first-tier suppliers, which are considered low risk;
●	the pharmaceutical industry in which we operate and the types of products being supplied, which are considered low risk; and
●	the type of labour employed by the Company and our manufacturers, suppliers and research partners, who are highly skilled and reputable in their respective industries.

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Remediation measures

As mentioned above, our Whistleblower Protection Policy offers a reporting mechanism for employees to report ethical or legal violations, among other concerns. The management of Aeterna is committed to remedying any non-compliance identified by employees, suppliers and other stakeholders. As a result of the Company not identifying any forced labour or child labour in our operations or supply chains, we have not had to take any measures to remediate any forced labour or child labour or to remediate any loss of income.

Training for the prevention of forced labour and child labour

Certain members of Aeterna’s management received informal training during the Reporting Period, provided by external counsel, regarding the risks of forced labour and child labour and the requirements of the Act. The Company also engaged external counsel to provide formal training for all employees of Aeterna and its subsidiaries. The training, which took place shortly after the end of the Reporting Period, covered a range of topics including the purpose and scope of the Act, international human rights frameworks, statistics related to modern slavery, the meaning and indicators of forced labour and child labour and measures to prevent and reduce modern slavery risks in the supply chain, including an overview of Aeterna’s governance framework and policies.

In addition, all employees of Aeterna and its subsidiaries are required to annually review the Code and certify their compliance with it.

Assessing effectiveness

We understand that we have a responsibility to assess and mitigate the risks of modern slavery in our operations and supply chains over the long term. The Board of Directors of Aeterna has overall responsibility for the strategy around modern slavery. During the Reporting Period, Aeterna put in place a number of measures meant to prevent and reduce the risk that forced labour or child labour is used in our activities and supply chains. We have not yet taken any actions to assess the effectiveness of those actions.

Approval and attestation

This Report was approved pursuant to subparagraph 11(4)(a) of the Act by the Board of Directors of Aeterna. In accordance with the requirements of the Act, and in particular section 11 thereof, I attest that I have reviewed the information contained in this Report for the entity listed above. Based on my knowledge, and having exercised reasonable diligence, I attest that the information in this Report is true, accurate and complete in all material respects, for the purposes of the Act, for the Reporting Period.

I make the above attestation in my capacity as a director of the Board of Directors of Aeterna for and on behalf of the Board.

I have the authority to bind Aeterna Zentaris Inc.

/s/ Carolyn Egbert	/s/ Dennis Turpin
Carolyn Egbert, Chair of the Board	Dennis Turpin, Director

May 15th, 2024

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